April 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CleanSpark, Inc. – Application for Withdrawal of Post-Effective Amendment No. 2 to

Registration Statement on Form S-3 (File No. 333-254290)

Reference is made to the Registration Statement on Form S-3ASR filed with the Securities and Exchange Commission (the “Commission”) by CleanSpark, Inc. (the “Registrant”), on March 15, 2021 (File No. 333-254290) (the “2021 S-3ASR”), the Post-Effective Amendment No. 1 to the Registration Statement on Form S-3ASR (File No. 333-254290) filed with the Commission by the Registrant on December 14, 2022 (the “2022 POSASR”) and the Post-Effective Amendment No.2 to the Registration Statement on Form S-3 (File No. 333-254290) filed with the Commission by the Registrant on December 15, 2022 (the “2022 POS AM” and, collectively with the S-3ASR and the 2022 POSASR, the “Registration Statement”).

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal solely of the 2022 POS AM, together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The 2021 S-3ASR and the 2022 POSASR each became effective upon filing with the Commission pursuant to Rule 462(e) promulgated under the Securities Act. The 2022 POS AM has not been declared effective by the Commission. The Registrant confirms that it has not offered or sold, and has no plans to offer or sell, any securities pursuant to the 2022 POS AM. As a result, the Registrant believes that the withdrawal of the 2022 POS AM is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

Should you have any questions regarding the foregoing application for withdrawal of the 2022 POS AM or if withdrawal will not be granted, please contact Mark D. Wood of our counsel Katten Muchin Rosenman LLP at 312-902-5493.

Sincerely,

/s/ Gary A. Vecchiarelli
Gary A. Vecchiarelli
Chief Financial Officer

cc:	Mark D. Wood

Katten Muchin Rosenman LLP